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                       [LLOYD S. PANTELL, APLC LETTERHEAD]



                                  May 28, 1997



VIA EDGAR
---------

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Filing Desk, Stop 3-10
Washington, D.C. 20549


        Re:  Nevada Manhattan Mining Incorporated
             Withdrawal of
             Registration Statement of Form SB-2
             ------------------------------------

Ladies and Gentlemen:

        On behalf of Nevada Manhattan Mining Incorporated, a Nevada corporation (the "Company"), we hereby request the withdrawal of the Company's Registration Statement on Form SB-2 relating to the registration of $22,755,000 of common stock of the Company (Registration Statement No. 333-17423). The reason for this withdrawal request is that the aforementioned Registration Statement inadvertently omitted the delaying amendment language provided in Rule 473. As a result, the Registration Statement became effective before the Company received comments thereto from the Commission.

        The Company has filed earlier on this date a new Registration Statement on Form SB-2 with appropriate delaying amendment language. This new Registration Statement seeks to carry forward the registration of all securities sought to be registered in connection with Registration Statement No. 333-17423.

        If you have any questions, please do not hesitate to contact the undersigned at (310) 443-9559.


                                        Very truly yours,


                                        /s/ LLOYD S. PANTELL, APLC

                                            Lloyd S. Pantell



cc:     Joseph E. Calio